Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

17 April 2013

PRIMA BIOMED AWARDED JAPANESE PATENT FOR CVAC™

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, “the Company”) is pleased to announce that it has been granted a patent from the Japanese Patent Office that protects methods used in the manufacture of CVac. The method of use claims secured in patent number 5192020 entitled “Use of mannose receptor-bearing antigen presenting cells for the manufacture of medicament for eliciting cytotoxic T cell response to antigen” provide for the treatment of patients with dendritic cells that have been pulsed with mannan fusion protein (M-FP) conjugated to an antigen, including but not limited to mucin 1.

ENDS

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889